ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

August 30, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

07026456

Lodgement with Australian Stock Exchange:
August 30, 2007 (ASX – Announcement & Media Release: Activity Update & General Meeting Resolution)

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

9/18

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated In Western Australia

30 August 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

GENERAL MEETING - RESOLUTION

Please be advised that the resolution put to shareholders at the General Meeting of First Australian Resources Limited this morning was passed without amendment.

The resolution was passed by a show of hands, however, in accordance with section 251AA(2) of the Corporations Act, we advise the following proxy votes were exercisable by validly appointed proxies in relation to each of the resolutions.

Resolution Number	Total Proxy Votes exercisable by all proxies validly appointed	Manner in which proxy directed			
		For	Against	Abstain	Discretion
1	52,197,115	39,322,091	78,000	7,703,143	5,093,881

APPOINTMENT OF COMPANY SECRETARY

Please be advised that Colin Harper, CA has been appointed as Joint Company Secretary.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

30 August 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

Lindsey 109A #1R, Dawson County, Texas (FAR 4.64%)
Tests confirm oil – sidetrack planned.

The Lindsey 109A #1R well has reached planned total depth of 12,280 feet and has been logged and subject to a drill stem test over the target Siluro-Devonian formation. The test recovered oil and no water over a 6 foot net interval with good porosity but is associated with low permeability.

The operator has determined the formation may be difficult to produce in the current wellbore without a very large fracture stimulation and has recommended the well be sidetracked closer to the original producing well.

Forward plans are to utilise the rig now on location to run pipe to 11,700 feet which will be the kick off point for the proposed side track. A workover rig will then be contracted to perform the actual sidetrack. FAR has elected to participate.

The well is effectively a re-drill of the original discovery well in which FAR was a participant. The discovery well was drilled in 1997 and came on line at 186 barrels of oil per day before ceasing prematurely due to down hole mechanical issues. The operator is estimating 270,000 barrels of oil in total recoverable reserves for this location.

In the event of success the well can be quickly tied into existing production facilities.

The operator is RIM Operating, Inc. of Englewood, Colorado.

Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)
Sales commence on Marceaux #1 well – monitoring continues.

Central Crude has commenced trucking oil from the Marceaux #1 well which has produced approximately 4500 barrels of oil over a period of 6 days. The well has not yet stabilised and is being monitored to optimise future production.

The Operator is Neumin Production Company of Lafayette, Louisiana. FAR's working interest reduces to 3.75% after payout. All other participants are North American entities.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Valentine-1, Onshore Canning Basin, Western Australia (FAR 8%)
Drilling ahead at 2,340 metres – elevated gas readings in Anderson Formation

FAR has been advised by ARC Energy Limited that current operations at the well comprise drilling ahead at 2,340mMD in 8 ½ inch diameter hole.

Valentine 1 is located approximately 20 kilometres north of the township of Derby in northwest Western Australia's Kimberley region.


0
50 km
King
Sound
Valentine 1
EP 104
APP 7/05-6
R1
EP
129
EP 129
SPA 3 06-7
EP 428
EP 371
Derby
Broome
West Terrace
Lloyd

The primary reservoir objective is the Late Devonian aged Virgin Hills Formation. Valentine 1 is designed to intersect the interpreted Virgin Hills sandstones and carbonates near the structural crest of the prospect. The well will be drilled deviated to the 244mm (9 5/8") casing point at approximately 800 metres measured depth, building to a maximum hole angle of 20^{0}. The Valentine 1 well will then be drilled to return to vertical at the top of the main objective section at approximately 3,220 metres measured depth. The deviation at 800m will accommodate the planned subsequent sidetracking operations required to drill the Stokes Bay 1 well, which will be drilled immediately after Valentine 1.

The Valentine prospect is a large lowside fault closure that is mapped in both the EP104 and R1 permits and extends over an area of some 66 square kilometres along the Pinnacle fault system. The Valentine reservoir objective is interpreted to be a slope fan / marine sand body which has a very distinctive seismic signature. The principal risk on the prospect is interpreted to be the stratigraphic updip seal mechanism, but the distinctive seismic signature of the objective section and the proven good petroleum source potential of the underlying Gogo Formation shales, together with the large potential hydrocarbon volumes, make it an attractive target.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au


LEGEND
Joint Venture Permit Interest
Valentine Prospect
EP 104
PINNACLE FAULT
Valentine 1
APP 7/05-G
King Sound
R1
Valentine Prospect Attributes
• Target Depth: -3115 m TVD
• Mean Potential: 379 BCF
• Upside Potential: 1091 BCF
EP 428
Point Torment 1
West Kora 1
Kora 1
L 98-9
Derby
10 km

The Stokes Bay 1 well is planned to be drilled by sidetracking from the Valentine 1 wellbore after the completion of drilling operations at Valentine 1. Stokes Bay 1 is planned as a test of the extent and reservoir development of the gas accumulation intersected by the Point Torment 1 well and will be drilled as a deviated well with a total depth of approximately 2,500 metres. Point Torment 1 was drilled in 1992 and subsequently flowed gas at a rate of up to 4.3 million cubic feet of gas per day from the Carboniferous aged Anderson Formation sandstones. Subsequent tests of these sands produced ambiguous information on potential volumes and reservoir quality and the Stokes Bay 1 well is designed to provide a definitive test of the reservoir quality and extent of the accumulation.

Final interests in R1 and EP104 post the Valentine 1 well farmin earning program are:

ARC Energy Limited (Operator)	38.95%
Empire Oil and Gas NL	14.8%
Emerald Oil & Gas NL	12.75%
Pancontinental Oil & Gas NL	10%
Phoenix Resources PLC	10%
First Australian Resources Limited	8%
Indigo Oil Pty Ltd	5.5%

A Drilling Report on the well is contained in the attached well summary sheet.

VALENTINE-1 DRILLING REPORT
CANNING BASIN, WESTERN AUSTRALIA

Date:	30 August 2007	
Permit:	R1	
Well Location:	Lat : 17° 08' 23.46"S Long : 123° 42' 32.40"E	
Directional offset to target:	0 metres	
Elevation:	Ground Level is 12.4mAMSL Rotary Table is 18.1mAMSL	
Prognosed Depths (measured KB):	**Top primary objective**	**Total depth**
	3,222 metres	3,407 metres
Prognosed drilling time:	25 days	
Spud Date:	1230 hrs, WST 12 August 2007	
Present Depth:	2,340mMD	
Time of Reporting:	0600 hrs, WST 30 August 2007	
Operations Since Last Report:	Drilled 8 ½" hole from 1,566 to 2,340mMD	
Current Operations:	Drilling ahead in 81/2" hole at 2,340mMD	
Hydrocarbon indications:	Elevated gas levels above background gas levels were detected over a 2 to 3 metre interval at approximately 2,250mMD whilst drilling interbedded Claystone and dense well cemented sandstones of the marine member of the Anderson Formation. The significance of these gas readings will be determined once the well has reached total depth and wireline logging has been completed	

A time versus depth chart follows:

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Canning Basin Valentine - 1

Spud Date: 12:30hrs 12th August 2007 **General Well Data** **DATE:** 30/08/2007

Planned TD: 3407.5mMD / 3300m TVSS **Drill Floor Elevation:** 18.1m amsl

Summary @06:00hrs WST

Drilling 8 1/2" hole at 2340m.


ARC
ARC ENERGY
Canning Basin Valentine-01
Days

For information on FAR's drilling activities visit our website at www.far.com.au

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au